Exhibit 5.1

THREE GATEWAY CENTER 401 LIBERTY AVENUE, 3rd FLOOR PITTSBURGH, PA 15222	Phone 412-355-2600 Fax 412-355-2609 www.kwblegal.com

March 20, 2018

TriState Capital Holdings, Inc.

301 Grant Street, 27th Floor

Pittsburgh, PA 15219

Ladies and Gentlemen:

We have acted as special counsel to TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Company”), and TriState Capital Bank, a Pennsylvania state banking corporation and wholly owned consolidated subsidiary of the Company (the “Bank), in connection with (i) the Company’s proposed issuance and deposit with the Depositary and Transfer Agent of 35,000 shares (the “Preferred Shares”) of the Company’s 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, no par value (“Designated Preferred Stock”), and (ii) the Company’s proposed sale to Sandler O’Neill & Partners, L.P., and D.A. Davidson & Co., and any other underwriters (the “Underwriters”) of One Million Four Hundred Thousand (1,400,000) depositary shares (individually, a “Depositary Share,” and collectively, the “Depositary Shares”), each representing One Fortieth (1/40th) of one share of the Designated Preferred Stock, and each such Depositary Share to be evidenced by a depositary receipt deposited with the Depositary, Registrar and Transfer Agent.

The Preferred Shares and the Depository Shares are being issued and sold in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to the terms and conditions of an Underwriting Agreement, dated March 15, 2018, by and between the Company and Sandler O’Neill & Partners, L.P. as Representative of Underwriters (the “Underwriting Agreement”). The Company intends to use the proceeds of sale of the Depositary Shares to the Underwriters for general corporate and other purposes of the Company and the Bank. Capitalized terms not otherwise defined herein have the meanings given to them in the Underwriting Agreement.

In rendering this opinion, we have examined copies of the following documents (the “Transaction Documents”):

1.	Registration Statement on Form S-3, dated December 21, 2017 as filed with, and later declared effective by, the U.S. Securities and Exchange Commission (“the SEC”);

2.	Preliminary Prospectus Supplement, dated March 12, 2018, as filed with the SEC;

3.	Underwriting Agreement;

4.	Deposit Agreement;

5.	Articles of Amendment to the Company’s Articles of Incorporation, incorporating the Designation of Rights and Privileges into Article Fourth of the Company’s Articles of Incorporation;

TriState Capital Holdings, Inc. March 20, 2018 Page 2

6.	General Disclosure Package;

7.	Current report on Form 8-K (Articles of Amendment relating to preferred stock, Deposit Agreement, Exhibits 5.1 and 5.2);

8.	Officers’ certificate pursuant to the Underwriting Agreement; and

9.	Form 8-A and Specimen Depositary Certificate.

The opinions hereinafter expressed are subject to the following qualifications:

(i) We have assumed the genuineness of all signatures (other than the genuineness of signatures of officers and directors of the Company, and the Bank executing the Transaction Documents), the authenticity of all documents submitted to us as originals and the conformity of all documents submitted to us as copies of the originals thereof. As to the accuracy of various factual matters material to our opinion, we have relied upon the representations and warranties of the Company and the Bank contained in the Transaction Documents, and, as to certain matters, certificates, letters, telegrams or statements of public officials.

(ii) We have assumed that (a) each of the parties to the Transaction Documents (other than the Company and the Bank) is duly organized, validly existing and in good standing under the laws of all jurisdictions where it is conducting its businesses or otherwise required to be so qualified, and has full power and authority to execute, deliver and perform its duties under the Transaction Documents, (b) the Transaction Documents executed by each party other than the Company and the Bank, have been duly authorized, executed and delivered by, and constitute legal, valid and binding agreements of, such party, (c) no further consent, approval, authorization, declaration or filing by or with any governmental authority is required for the valid execution and delivery of the Transaction Documents by any party other than the Company and the Bank, and (d) each party other than the Company and the Bank, has acted and will act in good faith and will seek to enforce its rights and remedies under the Transaction Documents in a commercially reasonable manner.

(iii) With respect to our opinions set forth in paragraphs 1 and 2 below regarding the incorporation and good standing of the Company, and the chartering and good standing of the Bank, we have relied with your permission on the good standing certificates of each such entity delivered to you in connection with the Transaction Documents and have assumed without further investigation that such good standing certificates remain in effect as of the date hereof.

(iv) This opinion is based upon the laws of the Commonwealth of Pennsylvania (the “Commonwealth”) and the United States of America, and we express no opinion on the laws of any other jurisdiction.

(v) It is to be understood that the enforceability of the Transaction Documents may be limited or otherwise affected by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights heretofore or hereafter enacted to the extent constitutionally applicable and that enforcement may also be subject to the exercise of judicial discretion in the application of general principles of equity in appropriate cases (regardless of whether enforcement is sought in equity or at law).

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Based upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

2. The Preferred Shares have been duly authorized and, upon payment and delivery in accordance with the Underwriting Agreement, will be validly issued and fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K of even date herewith, and to the use of our name under the caption “Legal Matters” in the Preliminary Prospectus Supplement relating to the Shares and the Depository Shares.

Very truly yours,

/s/ Keevican Weiss & Bauerle LLC

KEEVICAN WEISS & BAUERLE LLC